FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

3 September 2003

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood   NSW   2067   AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F. ☒     Form 40-F.☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .☐. No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Cancellation of American Depositary Shares Facility

3 September 2003

Manager Companies

Company Announcements Office

Australian Stock Exchange Ltd

Level 4, Stock Exchange Centre

20 Bridge St

Sydney   NSW   2000

Dear Sir

Cancellation of American Depositary Shares Facility

CSR Limited (CSR) has elected to terminate its American Depositary Shares (ADS) facility.  The termination of the CSR ADS facility will be effective at the close of business (New York time) on 3 October 2003.  All ADS holders are being notified of the termination directly by the depositary, JPMorgan Chase Bank (“JPMorgan”).

From the termination date, ADS holders will have the option to surrender CSR ADSs to JPMorgan for cancellation. This option to exchange the ADSs for ordinary shares will expire six months from such date of this termination, i.e. 3 April 2004.

There are currently 364 registered holders of CSR ADSs representing 1.5 million ordinary shares or 0.16% of the total ordinary shares outstanding.

CSR ADS holders should contact the JPMorgan Service Centre on +1 781 575 4328 for any questions regarding the ADS termination process.

Yours sincerely

G Hughes
Company Secretary

CSR Limited. A.B.N.  90 000 001 276       9 Help Street, Chatswood, NSW,  2067, Australia

Locked Bag 6, Chatswood, NSW, 2057, Australia.  Telephone +61 2 9235 8000, Facsimile +61 2 9235 8044

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

By:	/s/ Graham Hughes
(Signature)
Company Secretary

Date 3 September 2003